Exhibit 99.1

Advantage Announces Glacier December 31, 2012 Reserves

1032% of Production Replaced by Glacier Reserves Additions at an all-in F&D cost of $4.41/boe ($0.73 mcf)

(TSX: AAV, NYSE: AAV)

CALGARY, March 13, 2013 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to announce the December 31, 2012 reserves for our Montney resource property at Glacier, Alberta ("Glacier") (see page 5 "Independent Reserve Evaluator").

Glacier 2012 Reserve Highlights

•	Advantage's 2012 Glacier capital program replaced 1032% of Glacier 2012 production. Our 2012 and three year Finding & Development ("F&D") costs including the change in Future Development Capital ("FDC") are as follows:

	2012	Three Years Ended 2012
2P F&D including change in FDC	$4.41/boe or $0.73/mcf	$6.34/boe or $1.06/mcf

•	The recycle ratio associated with our F&D costs based on Sproule's forecast of 2013 operating netbacks at Glacier are as follows:
$/mcf
Revenue (based on AECO price of $3.31/mmbtu)	$3.09
Royalties (at 5.2%)	(0.16)
Operating cost	(0.33)
Sproule 2013 Glacier operating netback	$2.60

Recycle Ratio for 2012 ($2.60/$0.73)	3.6x
Recycle Ratio for the three years ended 2012 ($2.60/$1.06)	2.5x

•	Our three year all-in Finding and Development cost of $1.06/mcf combined with our 2.5x Recycle Ratio, (which is based on a $3.31/mmbtu AECO gas price) demonstrates the solid economics of our Glacier property. These results are primarily based on the development of high heat content gas in the Upper and Lower Montney which are proving to be economic even at current gas pricing.
•	The Middle Montney is demonstrating its economic viability due to the significant increase in test rates on recent well completions and the high liquids yields associated with this interval.
•	We are currently working on a two year development plan that will focus on doubling production throughput at Glacier to 200 mmcf/d by early 2015. This program will be designed to further the delineation of the Middle and Lower intervals in order to increase reserves on the property.
•	Glacier's proven and probable ("2P") reserves increased by 28% to 1.41 Tcfe (235.5 mmboe). Proven reserves increased by 26% to 0.89 Tcfe and now represent 63% of Glacier 2P reserves.
•	Technical revisions accounted for 48% of the 2P reserve additions in 2012. These revisions, which did not require any increase in future development capital, can be attributed to drilling results during 2012 and improved production performance from older producing wells. Future development capital included in the Glacier 2012 2P reserve report is $1.54 billion compared to $1.41 billion in the 2011. Sproule is forecasting production throughput to grow to 200 mmcf/d by early 2015 at Glacier and have included estimates of capital required for plant upgrades and a shallow cut liquids extraction plant.
•	The Net Present Value of the Sproule 2P Glacier reserves increased by 20% over 2011 to $1.41 billion as at December 31, 2012 (at a 10% discount factor on a pre-tax basis). This occurred in spite of a reduction in the natural gas price forecast which averaged 6% lower during the first five years of the Sproule Report as compared to the initial five year period in the 2011 report.

Background - Advantage 2012 Technical Studies & Evaluation at Glacier

Over the course of 2012, Advantage conducted a series of studies and analysis of the Montney formation designed to enhance our geological understanding of the rock properties of all the identified reservoir intervals at Glacier. This work consisted of the following components:

i)	Core Study - this work included obtaining and analyzing additional core samples in several stratigraphic units within the Montney at Glacier and incorporating external core data from other areas in the Montney fairway. The data was compared to our existing well logs and then utilized to better define the mineralogy which was incorporated into updating and refining our reservoir characterization and petrophysical models of the Montney formation. The findings of this study were critical in supporting the Completion Study.
ii)	Completion Study - this study included a comprehensive review of completion design and fracture stimulation techniques which included the evaluation of 135 wells and approximately 1,500 fracs within the Montney fairway. The work involved a comparison of mechanical stimulation tools, frac fluid types (poly-CO2, slickwater, binary, hydrocarbon), frac size, pumping rates and initial and long term production behavior. External completion specialists who are familiar with recent frac techniques utilized in both Canada and the US were also consulted to review our data and enhance our understanding of the results.

Study Results

The results of our Core Study reinforced our earlier views that greater than 250 meters of Montney reservoir at Glacier is gas charged with average effective porosities of approximately 5% in the Upper and Lower Montney and between 3% to 3.5% in the liquids rich Middle Montney interval.

Our Completion Study determined that initial production rates and reserves can be significantly enhanced by utilizing a variety of alternative fracture stimulation techniques based upon the specific reservoir properties of each interval. In particular, our completion designs for the Middle and Lower Montney were altered substantially to take into account the unique rock characteristics of these horizons.  These changes in frac design resulted in a significant increase in average production test rates on wells completed with the new techniques.

Middle Montney - 337% Increase in Well Test Rates with High Liquids Yields

The Middle Montney formation is approximately 150 meters thick and is present across our entire land block as confirmed by vertical well control at Glacier and vertical wells that offset our acreage. In 2011, we completed and tested three existing vertical wells in the Middle Montney and demonstrated that the formation is a liquids rich over-pressured, reservoir.

Prior to completion of our 2012 Core and Completion Studies, Advantage completed four horizontal wells in the Middle Montney which included the 9-9-76-12W6 well.  This well was drilled into an interval that produced the highest liquids yield of all four wells and had an initial test rate of 1.8 mmcf/d at a flowing pressure of 3.1 mpa after 99 hours of flow.

During the winter of 2012, we drilled three additional horizontal wells in the same interval as the 9-9-76-12W6 well.  These three wells were strategically located in different corners of our land block in order to delineate this interval across our property. New completion techniques were employed on these wells that were specifically designed for this interval based on our 2012 Core and Completion Studies.  The results of these wells are shown in the table below:

	Hz Well Location	Final Test Rate (mmcf/d)	Flow Pressure (mpa)	Flow Hours
New Wells	02/1-16-76-13W6	3.7	3.3	120
	7-7-77-13W6	7.5	8.6	85
	13-29-76-12W6	7.3	7.9	72
	Average	6.2	6.6

The average test rate of these three new wells was 337% higher than the initial 9-9-76-12W6 well.  These new wells also confirmed that the liquids content of this interval is consistent across the land block.  On average, Sproule assigned a C3+ liquids yield of 42 bbls/mmcf to this interval.

Lower Montney - 327% Increase in Well Test Rates

In late 2012, two lower Montney wells were also completed with specifically designed completion techniques based on our 2012 Core and Completion Studies.  These wells demonstrated a 327% increase when compared to the average test rates of three immediately offsetting Lower Montney horizontal wells that were completed in 2010 and 2011 using our conventional frac design. In addition, the average flowing pressure of the two new wells increased by 202% over the initial three wells.  The comparative results are as follows:

	Hz Well Location	Final Test Rate (mmcf/d)	Flow Pressure (mpa)	Flow Hours
Old Wells
	02/16-7-76-13W6	4.6	6.3	45
	16-6-76-13W6	4.2	3.4	49
	02/1-6-76-13W6	3.6	3.7	87
	Average	4.2	4.5
New Wells
	10-7-76-13W6	14.6	10.0	109
	7-7-76-13W6	12.5	8.2	66
	Average	13.6	9.1

The 10-7-76-13W6 was recently brought on production at a restricted rate of 13.2 mmcf/d at 11.3 mpa and the 7-7-76-13W6 will be brought on production shortly.  Production rates are being restricted to avoid sand erosion of our surface facilities and to avoid plant upsets due to the very strong productivity of these wells.

Upper Montney

The Upper Montney wells at Glacier continue to demonstrate solid long term production performance which has been recognized by Sproule in their 2012 report. Our oldest Upper Montney wells have over four years of production history and estimates of ultimate recoverable reserves per well have increased each year.

A total of 15 Upper Montney wells were carried forward from our Phase IV program at the beginning of 2012.  Our previous completion design will be utilized on nine of these Upper Montney wells.  Six of these nine wells have been completed with average test rates of 7.3 mmcf/d at 6.0 mpa and are consistent with previous results.  The remaining six Upper Montney wells are in the process of being completed with modified frac designs and the results will be available after spring break-up.

Glacier - Future Undeveloped Locations

The following table sets out detailed information contained in the Sproule Report broken out for each of the main intervals in the Glacier Montney formation:

	# of Gross Hz Wells		2P Recovery per Well		Average Pay Thickness (meters)	% of Total Acreage with Reserves Assigned
	Developed	Undeveloped	Developed (bcf/well)	Undeveloped (bcf/well)
Upper	73	174	4.3	4.7	50	77.8%
Middle	7	15	3.4	4.2	150	2.2%
Lower	15	77	3.7	5.0	50	27.6%
Total	95	266			250	21.9%

To date Sproule has assigned reserves to only 21.9% of the total Montney formation at Glacier.

The Middle Montney formation has reserves assigned to only 2.2% of our acreage with an average undeveloped 2P Recovery per well of 4.2 bcf/well.  This includes approximately 42 bbls/mmcf of natural gas liquids for each well which significantly enhances the value of this horizon.  Further drilling is required to delineate the Middle Montney both aerially and vertically with the potential for up to 1,000 wells across the entire land block.

Reserve assignments in the Lower Montney have improved substantially in 2012 due to improvements in our frac design combined with stable production profiles from our existing wells.  The Lower Montney is present over our entire land block and is confirmed by vertical well control at Glacier and vertical and horizontal wells that offset our land block.  However, only 29.4% of our Lower Montney acreage has reserves assigned which leaves significant potential for future growth with additional delineation and development drilling.

Looking Forward

•	Glacier continues to exceed our expectations in terms of well performance and economic efficiencies due to its superior cost structure which is among the lowest in North America. Sproule's 2012 Glacier reserves report provides further confirmation of the quality of our asset and demonstrates the economic growth potential and scalability of this property even in the current low gas price environment.
•	Our focus in 2012 which consisted of conducting comprehensive studies of well cores and alternative completion techniques in the Montney formation significantly enhanced our understanding of the complex geology at Glacier.
•	The results were pivotal in re-designing our completion techniques which resulted in test rates increasing by 337% in the Middle Montney and 327% in the Lower Montney. This led to higher reserve assignments in these intervals in the Glacier year-end reserve report.
•	Our three year all-in 2P Finding and Development cost of $1.06/mcf combined with our 2.5x Recycle Ratio, (which is based on a $3.31/mmbtu AECO gas price) demonstrates the solid economics of our Glacier property. These results are primarily based on the development of high heat content gas in the Upper and Lower Montney which are proving to be economic even at current gas pricing.
•	The Middle Montney is demonstrating its economic viability due to the significant increase in test rates on recent well completions and the high liquids yields associated with this interval.
•	We are currently working on a two year development plan that will focus on doubling production throughput at Glacier to 200 mmcf/d by early 2015. This program will be designed to further the delineation of the Middle and Lower intervals in order to increase reserves on the property.

Independent Reserve Evaluator

•	Sproule Associates Ltd. ("Sproule") was engaged as an independent qualified reserve evaluator to evaluate the Corporation's year-end reserves as of December 31, 2012 in accordance with National Instrument 51-101 ("NI 51-101") and the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook"). Reserves are stated on a gross working interest basis unless otherwise indicated. All references to year end 2012 financial and operating data are estimates and are unaudited.
•	Advantage's year-end 2012 corporate reserves will be included with our year-end financial and operating information which is scheduled to be released on March 26, 2013.

Appendix A - Glacier Reserve Summary

Advantage engaged our independent qualified reserves evaluator Sproule Associates Ltd. ("Sproule") to update the reserves analysis for the Company in accordance with National Instrument 51-101 and the COGE Handbook.  The following tables incorporate only the reserves assigned to the Corporation's property at Glacier, Alberta.  The estimates of reserves and future net revenue for the Glacier property may not reflect the same confidence level as estimates or reserves and future net revenue for all properties due to the effects of aggregation.

Reserves and production information included herein is stated on a gross working interest basis (before royalty burdens and including royalty interests receivable) unless noted otherwise. This summary contains several cautionary statements that are specifically required by NI 51-101. In addition to the detailed information disclosed in this press release, more detailed information about all of the Corporation's reserve on a net interest basis (after royalty burdens and including royalty interests) and on a gross interest basis (before royalty burdens and excluding royalty interests) will be included in Advantage's Annual Information Form ("AIF") and will be available at www.advantageog.com and www.sedar.com in the coming weeks.

Glacier Gross Working Interest Reserves (Working Interest only)
Summary as at December 31, 2012
	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Equivalent (mboe)
Proved
Developed Producing	-	177,020	29,503
Developed Non-producing	147	23,169	4,009
Undeveloped	1,629	676,092	114,311
Total Proved	1,776	876,281	147,823
Probable	861	520,690	87,643
Total Proved + Probable	2,637	1,396,971	235,466

Glacier Present Value of Future Net Revenue using Sproule price and cost forecasts (1)(2)
($000)
	0%	Before Income Taxes Discounted at 10%	15%
Proved
Developed Producing	$644,357	$351,202	$290,241
Developed Non-producing	89,286	53,590	44,783
Undeveloped	1,969,132	471,237	237,894

Total Proved	2,702,775	876,029	572,918

Probable	2,619,965	540,728	325,730
Total Proved + Probable	$5,322,740	$1,416,757	$898,648

(1)	Advantage's crude oil, natural gas and natural gas liquid reserves were evaluated using Sproule's product price forecast effective December 31, 2012 prior to the provision for income taxes, interests, debt services charges and general and administrative expenses. It should not be assumed that the discounted future revenue estimated by Sproule represents the fair market value of the reserves.
(2)	Assumes that development of Glacier will occur, without regard to the likely availability to the Company of funding required for that development.

Sproule Price Forecasts

The present value of future net revenue at December 31, 2012 was based upon natural gas and natural gas liquids pricing assumptions prepared by Sproule effective December 31, 2012. These forecasts are adjusted for reserve quality, transportation charges and the provision of any applicable sales contracts. The price assumptions used over the next seven years are summarized in the table below:

Year	Alberta AECO-C Natural Gas ($Cdn/mmbtu)	Henry Hub Natural Gas ($US/mmbtu)	Edmonton Propane ($Cdn/bbl)	Edmonton Butane ($Cdn/bbl)	Edmonton Pentanes ($Cdn/bbl)	Exchange Plus Rate ($US/$Cdn)
2013	3.31	3.65	47.15	63.02	90.53	1.001
2014	3.72	4.06	50.22	66.96	96.19	1.001
2015	3.91	4.24	49.45	65.74	94.44	1.001
2016	4.70	5.04	53.82	71.13	102.18	1.001
2017	5.32	5.66	54.97	72.20	103.71	1.001
2018	5.40	5.74	55.74	73.28	105.27	1.001
2019	5.49	5.83	56.52	74.38	106.85	1.001

Glacier Gross Working Interest Reserves Reconciliation

Proved	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Oil Equivalent (mboe)
Opening balance Dec. 31, 2011	-	701,364	116,894
Extensions	1,629	49,951	9,954
Improved recovery	-	-	-
Infill Drilling	-	-	-
Discoveries	147	8,161	1,507
Economic factors	-	(79)	(13)
Technical revisions	-	150,227	25,038
Acquisitions	-	-	-
Dispositions	-	-	-
Production	-	(33,343)	(5,557)

Closing balance at Dec. 31, 2012	1,776	876,281	147,823

Proved + Probable	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Oil Equivalent (mboe)
Opening balance Dec. 31, 2011	-	1,102,466	183,744
Extensions	2,214	71,790	14,179
Improved recovery	-	-	-
Infill Drilling	-	-	-
Discoveries	423	14,712	2,875
Economic factors	-	(92)	(15)
Technical revisions	-	163,678	27,280
Acquisitions	-	77,760	12,960
Dispositions	-	-	-
Production	-	(33,343)	(5,557)

Closing balance at Dec. 31, 2012	2,637	1,396,971	235,465

Glacier Finding, Development & Acquisitions Costs ("FD&A") (1)(2)(3)
2012 FD&A Costs - Gross Working Interest Reserves excluding Future Development Capital

	Proved	Proved + Probable
Capital expenditures ($000)	$119,164	$119,164
Acquisitions net of dispositions ($000)(4)	-	-
Total capital ($000)	$119,164	$119,164

Total mboe, end of year	147,823	235,465
Total mboe, beginning of year	116,894	183,744
Production, mboe	5,557	5,557
Reserve additions, mboe	36,486	57,278

2012 FD&A costs ($/boe)	$3.27	$2.08
2011 FD&A costs ($/boe)	$6.93	$8.32
Three year average FD&A costs ($/boe)	$4.45	$4.48
2012 F&D costs ($/boe)	$3.27	$2.08
2011 F&D costs ($/boe)	$6.93	$8.32
Three year average F&D costs ($/boe)	$4.45	$4.48

NI 51-101
2012 FD&A Costs - Gross Working Interest Reserves including Future Development Capital
	Proved	Proved + Probable
Capital expenditures ($000)	$119,164	$119,164
Acquisitions net of dispositions ($000)(4)	-	-
Net change in Future Development Capital ($000)	131,967	133,188
Total capital ($000)	$251,131	$252,352
Reserve additions, mboe	36,486	54,278

2012 FD&A costs ($/boe)	$6.88	$4.41
2011 FD&A costs ($/boe)	$9.24	$7.41
Three year average FD&A costs ($/boe)	$9.30	$6.34
2012 F&D costs ($/boe)	$6.88	$4.41
2011 F&D costs ($/boe)	$9.24	$7.41
Three year average F&D costs ($/boe)	$9.30	$6.34

(1)	Under NI 51-101, the methodology to be used to calculate FD&A costs includes incorporating changes in future development capital ("FDC") required to bring the proved undeveloped and probable reserves to production. For continuity, Advantage has presented herein FD&A costs calculated both excluding and including FDC.
(2)	The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year. Changes in forecast FDC occur annually as a result of development activities, acquisition and disposition activities and capital cost estimates that reflect Sproule's best estimate of what it will cost to bring the proved undeveloped and probable reserves on production.
(3)	In all cases, the FD&A number is calculated by dividing the identified capital expenditures by the applicable reserve additions.  Boes may be misleading, particularly if used in isolation.  A boe conversion ratio of
6 MCF:1 BBL is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.
(4)	2012 acquisitions at Glacier consisted of a transaction where lands with no reserves assigned at the end of 2011 were exchanged for lands where Sproule assigned probable reserves at the end of 2012

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things management's intent to focus on doubling production throughput at Glacier, expectation that the Glacier Development plan will be designed to further delineate the Middle and Lower Glacier intervals to increase reserves, future development capital associated with the reserves on the Glacier property, management's belief that the Glacier property demonstrates economic growth potential and scalability despite low gas price environment, expected plans and timing of drilling and completion of wells, expected increases and rates of production, expected plans to expand facilities and projections with respect to individual wells, regions, properties or projects. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.  For additional risk factors in respect of Advantage and its business, please refer to its Annual Information Form dated March 23, 2012 which is available on SEDAR at www.sedar.com and www.advantageog.com.

References in this press release to initial test production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter. Such rates are not necessarily indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage.

Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel.  "Tcf" stands for trillion cubic feet of natural gas and "bcf" stands for billion cubic feet of natural gas. Such conversion rates are based on an energy equivalency conversion method application at the burner tip and do not represent an economic value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under GAAP. These financial measures include operating netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned that these measures should not be construed as an alternative other measures of financial performance as determined in accordance with GAAP. Details of how operating netbacks are calculated are included havein Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Where any disclosure of reserves data is made in this press release that does not reflect all reserves of Advantage, the reader should note that the estimates of reserves and future net revenue for individual properties or groups of properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

SOURCE: Advantage Oil & Gas Ltd.

%CIK: 0001468079

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CO: Advantage Oil & Gas Ltd.

CNW 19:19e 13-MAR-13